Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Directors of Barclays Bank PLC

We consent to the use of our report dated 21 February 2018 with respect to the consolidated balance sheet of Barclays Bank PLC and subsidiaries as of 31 December 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year then ended, and the related notes and specific disclosures described in the financial statements as being part of the consolidated financial statements, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

KPMG LLP

London, United Kingdom

22 February 2018